EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)
(UNAUDITED)

				Six Months Ended		Year Ended

	Year Ended September 30,			March 31,	September 30,	September 30,

	2001	2002	2003	2004	2004	2005

Earnings:
Pre tax income (loss) from continuing operations	$(3,841)	$11,068	$23,290	$10,584	$(6,094)	$38,776
Fixed Charges	25,846	22,684	21,561	11,613	16,771	23,768

Earnings as defined	$22,005	$33,752	$44,851	$22,197	$10,857	$62,544

Fixed Charge:
Interest Expense, net	$23,755	$24,479	$24,479	$24,479	$24,479	$22,010
Interest component of operating lease	2,091	2,593	2,105	777	949	1,758

Fixed charges as defined	$25,846	$22,684	$21,561	$11,613	$16,857	$23,768

Ratio of Earnings to Fixed Charges	0.9	1.5	2.1	1.9	0.6	2.6

Note:	Ratio of earnings to fixed charges is defined pre-tax income from continuing operations plus fixed charges divided by fixed charges. Fixed charges include interest (including amortization of debt issuance costs) and a portion of rental expense assumed to represent interest. Earnings for the year ended September 30, 2001 were insufficient to cover fixed charges by $3.8 million. Earnings for the six months ended September 30, 2004 were insufficient to cover fixed charges by $6.1 million.